Exhibit (k)(2)

AMENDED AND RESTATED EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

Hamilton Lane Private Assets Fund

AGREEMENT made as of the 10th day of March, 2021 by and between Hamilton Lane Private Assets Fund, a Delaware statutory trust (the “Fund”), and Hamilton Lane Advisors, L.L.C., an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, (the “Adviser”).

WITNESSETH:

WHEREAS, the Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a non-diversified, closed-end management investment company;

WHEREAS, the Adviser acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund dated as of December 31, 2020 (the “Investment Management Agreement”), pursuant to which it is paid an investment management fee (the “Investment Management Fee”);

WHEREAS, the Fund and the Adviser previously entered into an Expense Limitation and Reimbursement Agreement dated as of December 31, 2020, and desire to amend and restate such agreement in its entirety;

NOW, THEREFORE, in consideration of the Fund engaging the Adviser pursuant to the Investment Management Agreement and other good and valuable consideration, the parties to this Agreement agree as follows:

1.	Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s Prospectus as currently in effect.

2.	After the commencement of operations until the first anniversary of the commencement of operations, the Adviser agrees to waive fees payable to it by the Fund on Fund assets held in cash or cash equivalents less the total amount of capital committed by the Fund and not yet drawn for investment.

3.	The Adviser agrees to waive the Investment Management Fee and other fees payable to it by the Fund, and to pay or absorb expenses of the Fund (a “Waiver”) so that the Total Annual Expenses of the Fund (excluding taxes, interest, brokerage commissions, other transaction-related expenses, extraordinary expenses, acquired fund fees and expenses, the Investment Management Fee and the Incentive Fee) will not exceed 1.45%, 0.75% and 1.00% of the average daily net assets of Class R Shares, Class I Shares and Class D Shares, respectively, of the Fund on an annualized basis (the “Expense Limitation”).

4.	Unless sooner terminated by the Board of Trustees of the Fund (the “Trustees”) as provided in Paragraph 5 of this Agreement, this Agreement will have a term ending one (1) year from the date that the Fund commences operations. This Agreement will automatically renew for consecutive one-year terms thereafter, provided that such continuance is specifically approved at least annually by a majority of the Trustees.

5.	This Agreement may be terminated at any time, and without payment of any penalty, by the Trustees, on behalf of the Fund, upon thirty (30) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Trustees.

6.	For a period not to exceed (3) three years from the date on which a Waiver is made by the Adviser, the Adviser may recoup amounts waived or assumed, provided it is able to effect such recoupment without causing the Fund’s expense ratio (after recoupment) to exceed the lesser of (a) the expense limit in effect at the time of the waiver, and (b) the expense limit in effect at the time of the recoupment. To the extent that such repayment is due, it shall be made as promptly as possible, in conjunction with the next succeeding payment of the Investment Management Fee to the Adviser. To the extent that the full amount of such waived amount or expense paid cannot be repaid as provided in the previous sentence within such applicable three-year period, such repayment obligation shall be extinguished.

7.	If this Agreement is terminated by the Fund, the Fund agrees to repay to the Adviser any amounts payable pursuant to paragraph 5 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to the Adviser not later than (3) three years from the date on which a Waiver was made by the Adviser (regardless of the date of termination of this Agreement), so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation as if such Expense Limitation was still in effect. If this Agreement is terminated by the Adviser, the Fund agrees to repay to the Adviser any amounts payable pursuant to paragraph 5 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to the Adviser not later than thirty

(30) days after the termination of this Agreement, so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation as if such Expense Limitation was still in effect.

8.	This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the 1940 Act, the applicable provisions of the 1940 Act will control.

9.	This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

HAMILTON LANE PRIVATE ASSETS FUND

/s/ Adam B. Shane
By: Adam B. Shane
Title: Secretary

HAMILTON LANE ADVISORS, L.L.C.

/s/ Adam B. Shane
By: Adam B. Shane
Title: Authorized Person